UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market January | 2020

Azul Signs Agreement to Acquire TwoFlex

São Paulo, January 14, 2020 – Azul Linhas Aéreas Brasileiras, a wholly-owned subsidiary of Azul S.A, “Azul”, (B3: AZUL4, NYSE: AZUL) and Two Taxi Aereo, “TwoFlex”, announce today that they have signed a binding offer for Azul to acquire the Brazilian regional carrier TwoFlex for R$123 million.

TwoFlex offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations are currently being served by Azul. The airline also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Its fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers.

“Over the past ten years Azul has led the development of regional aviation in Brazil by serving more than 100 domestic destinations and bringing new service to more than 50.  Our goal is to continue bringing critical air service to new and diverse parts of Brazil, and TwoFlex will be the perfect way to reach these cities and communities. This acquisition will help Azul in giving these customers access to the largest domestic network in Latin America and further grow the Brazilian aviation market. TwoFlex’s cargo operation will also be a strategic addition to AzulCargo as we look to continuously invest in this logistics platform”, said John Rodgerson, Azul’s CEO.

“We have built a great feeder business over the past few years connecting smaller cities to large capitals throughout the country. I look forward to connecting our regional network to Azul’s domestic and international network” said Rui Aquino, CEO of TwoFlex.

The offer remains subject to conditions such as completion of due diligence, negotiation of a purchase agreement, and regulatory approvals.

Azul will keep the market informed of any relevant developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 12,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 14, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer